FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002

INTERNATIONAL POWER plc
(Translation of registrant's name into English)

Senator House, 85 Queen Victoria Street,
London, EC4V 4DP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

International Power plc
Results for year ended 31 December 2001

(London - 19 March 2002) International Power plc, one of the world's leading independent power producers, today announces its results for the year ended and three-month period ended 31 December 2001 and also reports on key accomplishments during the year.

"I am pleased to report that we had a year of significant earnings growth in 2001, despite the turmoil in the power industry ranging from the California energy crisis in January to the Enron collapse in December," said International Power Chairman Sir Neville Simms. "The quality of our operating assets, our prospects for growth in our core markets and our healthy balance sheet and liquidity, position us well for investment in our business and the creation of additional shareholder value," he added.

Highlights for year ended 31 December 2001:

Strong financial performance:

- PBIT (pre-exceptional items) up 48% to £326 million from £221 million in 2000

- Earnings per share (basic; pre-exceptional items) up 75% to 12.8p from 7.3p in 2000

- Operating cash flow of £333 million

- Interest cover of 2.7x, up from 2.1x in 2000

- Balance sheet usefully strengthened

Key performance drivers:

- 1,950 MW of new operating capacity in the US

- Strong operating performance including record output at Hazelwood (Australia) and record availability at Deeside (UK)

- Improved wholesale electricity pricing in Australia

- Improved dividend payments from associated companies

- Corporate costs cut by 35% to £28 million

Other key developments during 2001 and Q1 2002:

- Rebalanced European portfolio with UFG sale and Rugeley acquisition

- Diversified fuel mix in UK and Australia

- Awarded Shuweihat S1 power and water desalination project (Abu Dhabi)

- Refinanced US merchant fleet and Hazelwood, Rugeley and Thai power plants

- Alstom compensation and performance recovery on track

PRELIMINARY FINANCIAL RESULTS

International Power delivered strong financial performance during 2001. Profit before interest and tax (PBIT), excluding exceptional items, was up 48% to £326 million from £221 million in 2000. Earnings per share (basic) were up 75% to 12.8p from 7.3p in 2000.

Key performance drivers underlying the significant earnings growth in 2001 include the addition of new operating capacity in the US in Texas and Massachusetts, and the operation of these units during the summer peak demand period. Also, the strong operating performance of our power plants in all regions resulted in profit improvements in each of our key markets.

RESULTS - EXCLUDING EXCEPTIONAL ITEMS
(Continuing business only)

	Year ended 31 December 2001 £m	31 December 2000 (proforma) £m
Turnover - gross	1,103	1,002
Profit before interest and tax	326	221
Interest	(123)	(104)
Tax	(58)	(29)
Minority interests	(2)	(6)
Profit after tax and minority interests	143	82
Earnings per share	12.8p	7.3p

Regional Comparative Performance

Our assets in each of our three core regions of North America, Europe and Middle East, and Australia contributed significant turnover and PBIT in 2001. As announced with our Q3 results, we redefined our business segments with effect from 31 December 2001 to better represent how we manage the business. *This geographic analysis of turnover and PBIT is presented in the* following table.

REGIONAL COMPARATIVE PERFORMANCE
(Continuing business only)

	Year ended 31 December 2001 £m	31 December 2000 (proforma) £m
Turnover		
North America	237	150
Europe and Middle East	521	534
Australia	194	133
Rest of World	151	185
Gross turnover	1,103	1,002
Less: turnover of joint ventures	(139)	(110)
Less: turnover of associates	(407)	(496)
Net turnover	557	396

Profit before interest and tax (PBIT)

North America	93	43
Europe and Middle East	141	128
Australia	72	53
Rest of World	48	40
Segmental operating profit	354	264
Corporate costs	(28)	(43)
Operating profit (excluding exceptional items)	326	221
Exceptional items	30	(170)
Profit before interest and tax	356	51

Cash Flow

Operating cash flow for the year ended 31 December 2001 increased to £333 million as compared to £11 million for the nine months ended 31 December 2000. The principal drivers include strong operating profit performance, an increase in dividend receipts from associates and joint ventures (up from £21 million to £59 million) and a reduction in working capital and provisions. Capital expenditure on projects designed to maintain the operating capacity of our power stations was stable at £48 million on an annualised basis. Capital expenditure to increase our operating capacity amounted to £358 million as compared to £540 million for the nine months ended 31 December 2000. This programmed reduction in our capital expenditure reflects the progressive completion of our new build capacity in Massachusetts and Texas.

Net interest of £105 million was paid in the year reflecting higher levels of average debt in 2001, partially offset by lower average rates of interest. Net tax payments in the year were £1 million. Acquisitions and disposals include the net proceeds of £372 million on the sale of our 25% interest in Union Fenosa Generacion (UFG) and an initial payment of £67 million to TXU in respect of the acquisition of our 1,000 MW Rugeley power station in the UK. The balance of the total consideration of £200 million was paid to TXU in January 2002.

CASH FLOW

	Year ended 31 December 2001 £m	Nine months ended 31 December 2000 £m
Operating profit	163	59
Depreciation and amortisation	95	40
Dividends from associates and joint ventures	59	21
Working capital and provisions	16	(109)
Operating cash flow	333	11
Capital expenditure - maintenance	(48)	(36)
Tax and interest paid	(106)	(54)

Free cash flow	179	(79)
Capital expenditure - growth	(358)	(540)
Acquisitions and disposals	318	(42)
National Power dividend	-	(116)
Foreign exchange hedging and other	35	(33)
Movement in net debt	174	(810)
Opening net debt	(1,071)	(261)
Closing net debt	(897)	(1,071)

Balance Sheet

Net assets at 31 December 2001 amounted to £1,852 million, as compared to £1,735 million at 31 December 2000, reflecting the underlying profitability of the Group for the year.

Net debt at 31 December 2001 of £897 million is down from £1,071 million at 31 December 2000, reflecting our improved operating cash flow, a reduction in our committed capital expenditure as our US construction programme moves toward completion, and the sale of our interest in UFG for £372 million in July 2001. Gearing at 31 December 2001 was 48% (31 December 2000: 62%) and debt capitalisation was 33% (31 December 2000: 38%).

Group net debt at 31 December comprised:

	2001 £m	2000 £m
Cash and liquid investments	643	107
Loans - recourse	(41)	(399)
Loans - non-recourse	(1,251)	(544)
Convertible bond	(248)	(235)
Net debt	(897)	(1,071)

Capital Structure

In June 2001, we completed the US$1.375 billion (£945 million) ANP credit facility to finance our 4,000 MW merchant power fleet in the US, comprising a portfolio of five generating stations located in Massachusetts and Texas. This funding structure has been assigned investment grade credit ratings by Standard & Poor's (BBB-) and Moody's (Baa3). This financing was a major step to enhance the capital structure of International Power.

In July 2001, we completed a US$45 million (£31 million) project finance facility to re-finance our wholly owned subsidiary, Thai National Power, for the construction of our 110 MW gas fired cogeneration plant.

In October 2001, we finalised a £371 million corporate revolving credit facility with a three-year maturity. The facility increases our financial flexibility to pursue business development and acquisition opportunities.

In December 2001, our joint venture with CMS Energy (of the US) and the Abu Dhabi Water and Electricity Authority (ADWEA) established a US$1.6 billion (£1.1 billion) facility to finance construction of the Shuweihat S1 power and water desalination project in Abu Dhabi. The financing structure comprises a US$1.285 billion 20-year term loan and a US$351 million equity bridge facility. The term loan includes a US$250 million Islamic tranche arranged by Abu Dhabi Islamic Bank.

REVIEW OF REGIONAL OPERATIONS AND DEVELOPMENTS

North America

Gross turnover in North America increased by 58% from £150 million in 2000 to £237 million in 2001. Our share of turnover from joint ventures during the year ended 31 December 2001 was £77 million (32% of the region's total gross turnover), an increase of 3% as compared to the year ended 31 December 2000. 2001 was an important transition year for our North American business as we brought into operation a significant amount of new capacity in Massachusetts and Texas. The increase in gross turnover principally reflects this increase in generating capacity - maximum capacity of 3,019 MW in 2001 compares with 1,074 MW in 2000. Our North American proprietary trading business contributed £4 million to PBIT during the year ended 31 December 2001.

For the 2001 period, we entered into forward sales and purchase contracts to shield us from adverse price fluctuations. Consequently, our plants in Massachusetts (NEPOOL) and Texas (ERCOT) achieved spreads (the difference between the selling price of power plus ancillary services and the cost of fuel) considerably higher than the spot market. For the component of our output that is not forward contracted, we remain exposed to fluctuations in market prices.

During the 12-month period ended 31 December 2001, we recorded other operating income of £80 million relating to the late commissioning and performance recovery of our new power plants (£28 million in 2000). This compensation for loss of income is receivable from Alstom, who is both the manufacturer of the gas turbines and the principal contractor for the construction of our new North American plants. The commercial and technical arrangements that support Alstom's completion of our North American plants, and the performance recovery programme for the GT 24B gas turbines, both continue to meet expectations. Alstom has demonstrated technical progress and continues to meet its commercial responsibilities.

Operating profit increased by 116% from £43 million to £93 million. The increase in operating profit primarily reflects the increased turnover of our North American operations, together with the impact of compensation for the late commissioning and performance recovery of our new plants.

We will complete our current construction programme in Massachusetts and Texas in 2002, bringing our total net installed capacity in North America to 4,400 MW. In addition, we have projects under development in New York totalling 1,650 MW.

Europe and Middle East

In July 2001, we completed two significant transactions that rebalanced our European portfolio, increased the installed capacity under our direct control and reduced our minority position in legacy assets. Specifically, we sold back our 25% equity ownership in UFG (Spain) to Union Electrica Fenosa and we acquired the 1,000 MW coal-fired Rugeley plant in the UK. Our total installed capacity in this region at 31 December 2001 was 2,477 MW, as compared to 2,810 MW at 31 December 2000, and the capacity that we now control and operate in Europe and Middle East increased from 1,447 MW to 2,464 MW. When the plants in Oman and Abu Dhabi are completed in 2002 and 2004 respectively, our net installed capacity will be 3,057 MW.

Gross turnover in Europe and Middle East decreased by 2% from £534 million in the year ended 31 December 2000 to £521 million in the year ended 31 December 2001. The decrease principally relates to the sale of our interest in UFG, partially offset by the acquisition of Rugeley. Turnover from joint ventures and associates in the region during 2001 was £351 million (67% of the region's gross turnover), a decrease of 5% as compared to 2000, again reflecting the sale of UFG.

Operating profit, excluding exceptional items, increased by 10% from £128 million in the year ended 31 December 2000 to £141 million for the year ended 31 December 2001. The increase in operating profit reflects our share of the profitability of UFG prior to its sale in July 2001, and the contribution from Rugeley since its acquisition, also in July 2001.

In Europe and Middle East, all of our output in 2001 was subject to either long-term power purchase agreements, tolling agreements or shorter term forward sales contracts. In the UK, we have a tolling agreement for Rugeley until the end of 2005, but our forward sales contract for Deeside (500 MW) terminates at the end of this month. Prevailing UK wholesale electricity prices are significantly below those in the expiring Deeside contract.

In the Middle East, our Al Kamil plant (285 MW) under construction in Oman and our Shuweihat S1 power and desalination plant (1,500 MW gross, 300 MW net; 100 million imperial gallons per day) in Abu Dhabi are both subject to long-term power purchase and offtake agreements.

Our Italian greenfield development programme continues to move forward in partnership with Ansaldo Energia. Three of the projects - Alessandria (1,600 MW), Montecchio Maggiore (800 MW) and Offlaga (1,600 MW) - are now under formal review by the Ministry of Industry. Within the next several months, we expect to submit applications for an additional three projects. Recently, we increased our ownership stake in eight of the nine projects to 75.5% (our equity stake in Offlaga remains 49%), while Ansaldo continues to hold the other 24.5% position in the eight projects.

Australia

Turnover in Australia increased by 46% from £133 million to £194 million. This increase principally reflects improved electricity prices in Victoria - since Q3 2000 both spot and forward prices in Victoria improved significantly, allowing the forward contracting of power at improved margins. The average price secured in Australia in 2001 was approximately A$40 per MWh, as compared to A$35 per MWh in 2000. In addition, turnover increased as a result of our Pelican Point plant in South Australia commencing combined cycle commercial operation in March 2001. Our megawatts in operation in Australia increased from 1,828 MW at the end of 2000 to 2,315 MW at 31 December 2001, an increase of 27%.

Operating profit increased by 36% from £53 million to £72 million. Margins in Victoria benefited from the combined effects of improved wholesale electricity prices and our ownership of Hazelwood's fuel supply, an open pit lignite mine located adjacent to the plant. Pelican Point was successfully commissioned on time and also contributed to this improvement in operating profit.

Development of the 680 km SEA Gas pipeline project, in which we have a 50% interest, continues to move forward. We have obtained the pipeline license in South Australia and the Indigenous Land Use Agreement in Victoria. The total project is estimated to cost £90 million, and will provide us with a reliable fuel supply, incremental revenue and significant cost savings.

Rest of World

Gross turnover from assets located outside our three core regions decreased by 18% from £185 million to £151 million. Our share of turnover from associates in this category during the year ended 31 December 2001 was £118 million, a decrease of 25% as compared to the year ended 31 December 2000.

Following the resolution of the long running tariff dispute with WAPDA, in November 2001 we received from the Hub Power Company in Pakistan (HUBCO; of which we own 26%) a £5 million interim dividend payment relating to their year ended 30 June 2001. This interim dividend was the first to be paid to HUBCO shareholders in over three and a half years. In January 2002 we received £7 million relating to the final dividend for 2001, and in February 2002, HUBCO declared an interim dividend for their financial year ending 30 June 2002 - our share is approximately £12 million and receipt of this is anticipated in Q2 2002.

We have long-term power purchase agreements for each of our plants in this region and therefore financial performance will not be subject to fluctuations in energy prices. In common with most power purchase agreements, availability is the key factor in determining profitability and all our plants continue to maintain excellent standards.

Operating profit, excluding exceptional items, increased by 20% from £40 million to £48 million. This increase in operating profit reflects a full year contribution from our Thailand plant that was commissioned in 2000, and from our interest in HUBCO now that WAPDA are paying their receivables in line with the previously disclosed settlement agreement.

With respect to our other asset in Pakistan, the Kot Addu Power Company (KAPCO; of which we own 36%), the principal terms for implementing the settlement agreement have been agreed and formal signing is expected soon. This should enable the subsequent declaration and payment of dividends.

OTHER GROUP PROFIT AND LOSS ITEMS

Corporate Costs. Following the consolidation of our corporate office in London and the increased management focus on cost control, corporate costs decreased by £15 million from £43 million for the year ended 31 December 2000 to £28 million for the year ended 31 December 2001, a reduction of 35%.

Exceptional Items. The Group accounts for the year ended 31 December 2001 include five exceptional items - an £8 million credit arising from the release of an onerous property lease provision; a £10 million charge in respect of a guarantee given for Elcogas (Spain); a £2 million release of the provision for exit costs from China; and a £30 million gain on the sale of our 25% stake in UFG. The first two items (net charge of £2 million) are reported as operating exceptionals, and the latter two (net credit of £32 million) are reported as non-operating exceptionals. The Group accounts also include an exceptional interest charge of £29 million in 2001 (relating to the refinancing at Hazelwood, Australia), which is described in more detail in the net interest section below.

Net Interest. Net interest payable for the year to 31 December 2001 was £123 million, before exceptional items. Corporate and subsidiary operations accounted for net interest payable of £76 million, comprising primarily of gross interest of £123 million on bonds, bank loans and overdrafts, offset by £24 million interest receivable and by capitalised interest of £23 million. Associates and joint ventures had a net interest payable of £47 million. Consolidated interest cover was 2.7 times. All banking and credit rating covenants were comfortably met with significant margins.

Included in exceptional items for the year ended 31 December 2001 is an interest charge of £29 million. This represents the cost of cancelling the existing interest rate swaps and capitalised arrangement fees following the successful refinancing of the non-recourse debt facility for the Hazelwood power plant in Victoria, Australia. This refinancing reduces our interest cost, extends the maturity of the debt and allows the release of cash to International Power.

Taxation. The tax charge for the year was £58 million compared with £21 million for the nine months ended 31 December 2000. The tax charge represents an effective tax rate of 28% compared to 24% in the prior period.

OTHER CORPORATE DEVELOPMENTS

Pension Case Resolution In April 2001, the House of Lords ruled in our favour in respect of the pensions case relating to the use of the pension surplus by National Power in 1992 and 1995, for which we had contingent funding of £235 million. This contingent funding is no longer required and has been cancelled.

Rating Agencies In June 2001, resolution of the pension case was among the factors cited by Moody's Investors Service when the rating agency changed its outlook for our long-term debt from stable to positive. Moody's improved outlook was also supported by: our successful commissioning of plants in the US, Australia and Thailand; the Rugeley acquisition; the settlement agreements in Pakistan; improvements in the Australian power market; and, the completion of the funding for our US build programme. In August 2001, Standard & Poor's reaffirmed its BB rating of our long-term corporate credit and senior unsecured debt ratings.

BUSINESS OUTLOOK

In the near-term, we continue to face weak prices in selected wholesale markets, principally Texas and the UK. The price environment continues to be driven by concerns on the economy, cyclical supply/demand imbalances and by recent mild weather patterns, rather than by the fundamental economics of owning and operating modern efficient power generation. These prevailing market conditions should improve as a result of the enhanced prospect for economic recovery and the substantial contraction in project development and new construction activity.

Steps taken in the past year have resulted in a usefully strengthened balance sheet relative to our peer group, a significant increase in our cash flow and ready liquidity to take advantage of the many opportunities currently available in the marketplace. In this environment, International Power has good prospects for continued growth and the creation of additional value for shareholders.

FOR FURTHER INFORMATION:

Media contact: (Europe)	Aarti Singhal +44 207-320-8681
Investor contact: (Europe)	Grant Jones +44 207-320-8619
Media & Investor contact: (United States)	Paul Parshley +1 508-922-3124

NOTES TO EDITORS

International Power plc is a leading independent electric generating company with over 9,155 MW (net) in operation, 2,015 MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

International Power plc
Consolidated Profit and Loss Account
For the year ended 31 December 2001

	Note	Year ended 31 December 2001	Year ended 31 December 2000	Nine months ended 31 December 2000		
			Proforma (1)	Continuing	Discontinued	Group
		£m	£m	£m	£m	£m
Turnover: Group and share of joint ventures and associates	2	1,103	1,002	762	1,578	2,340
Less: share of joint ventures' turnover		(139)	(110)	(96)	(5)	(101)
Less: share of associates' turnover		(407)	(496)	(382)	-	(382)
Group turnover		557	396	284	1,573	1,857
Net operating costs:						
Ordinary		(392)	(323)	(225)	(1,455)	(1,680)
Exceptional	3	(2)	(71)	-	(227)	(227)
Operating profit/(loss)		163	2	59	(109)	(50)
Share of operating profit in:						
Joint ventures		27	18	14	2	16
Associates		134	130	94	-	94
Total operating profit	2	324	150	167	(107)	60
Non operating exceptional items	3	32	(99)	(99)	(6)	(105)
Profit / (loss) on ordinary activities before interest and taxation		356	51	68	(113)	(45)
Net interest payable and similar charges						
Group - ordinary		(76)	(46)	(37)	(29)	(66)
Group - exceptional	3	(29)	-	-	-	-
Joint ventures		(14)	(13)	(10)	(1)	(11)
Associates		(33)	(45)	(34)	-	(34)

	Note					
		(152)	(104)	(81)	(30)	(111)
Profit / (loss) on ordinary activities before taxation		204	(53)	(13)	(143)	(156)
Taxation		(58)	(29)	(21)	-	(21)
Profit / (loss) on ordinary activities after taxation		146	(82)	(34)	(143)	(177)
Minority interests - equity		(2)	(6)	(4)	-	(4)
Profit / (loss) for the financial period		144	(88)	(38)	(143)	(181)
Demerger dividend	4	-	(392)	(392)	-	(392)
Retained profit / (accumulated loss) for the financial period		144	(480)	(430)	(143)	(573)
Earnings / (loss) per share	5					
Basic						
excluding exceptional items		12.8p	7.3p	5.5p	8.0p	13.5p
including exceptional items		12.9p	(7.9p)	(3.4p)	(12.8p)	(16.2p)
Diluted						
excluding exceptional items		12.5p	7.3p	5.5p	8.0p	13.5p
including exceptional items		12.6p	(7.9p)	(3.4p)	(12.8p)	(16.2p)

1. The proforma profit and loss account represents the continuing business of International Power plc. It has been prepared from the management accounts (see Note 1 Basis of preparation).

Consolidated Balance Sheet
As at 31 December 2001

	31 December 2001 £m	31 December 2000 £m
Fixed assets		
Intangible assets	(26)	(26)
Tangible fixed assets	2,648	2,214
Fixed asset investments	515	824
Total fixed assets	3,137	3,012

Returns on investments and servicing of finance	(105)	(44)
Taxation	(1)	(10)
Capital expenditure and financial investment	(406)	(576)
Acquisitions and disposals	318	(42)
Equity dividends paid	-	(116)
	-----	-----
Net cash inflow / (outflow) before management of liquid resources and financing activities	139	(777)
Management of liquid resources	(48)	1,178
Financing activities	406	90
	-----	-----
Increase in cash in the period	497	491
	=====	=====

Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
For the year ended 31 December 2001

	Year ended 31 December 2001 £m	Nine months ended 31 December 2000 £m
Increase in cash in the period	497	491
Cash inflow from increase in debt and lease financing	(406)	(86)
Cash outflow / (inflow) from increase / (decrease) in liquid resources	48	(1,178)
	-----	-----
Change in net debt resulting from cash flows	139	(773)
Translation differences	17	(32)
Other non-cash movements	18	(5)
	-----	-----
Movement in net debt in the period	174	(810)
Net debt at the start of the period	(1,071)	(261)
	-----	-----
Net debt at the end the period	(897)	(1,071)
	=====	=====

Consolidated Statement of Total Recognised Gains and Losses
For the year ended 31 December 2001

	Year ended 31 December 2001 £m	Nine months ended 31 December 2000 £m
Profit / (loss) for the financial period	144	(181)
Exchange differences on the retranslation of net investments and related borrowings	(4)	(31)
Share of recognised gain of associated undertaking	2	-
	-----	-----

Total recognised gains and losses relating to the financial period	142	(212)
	=====	=====

Reconciliation of Movements in Shareholders' Funds - Equity
For the year ended 31 December 2001

	Year ended 31 December 2001	Nine months ended 31 December 2000
	£m	£m
Profit / (loss) for the financial period	144	(181)
Demerger dividend	-	(392)
	-----	-----
	144	(573)
Other recognised gains and losses relating to the period (net)	(2)	(31)
Issue of shares	-	4
	-----	-----
Net addition / (reduction) to shareholders' funds	142	(600)
Opening shareholders' funds	1,683	2,283
	-----	-----
Closing shareholders' funds	1,825	1,683
	=====	=====

Notes to the Accounts
Year ended 31 December 2001

1. Basis of preparation

The accounts for the year ended 31 December 2001 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the statutory nine month period ended 31 December 2000, except for the reclassification of Liquidated Damages from turnover to other operating income as stated in Note 2.

International Power plc (previously National Power PLC) demerged its UK energy business (now owned by Innogy Holdings plc) resulting in shareholders owning shares in both International Power plc and Innogy Holdings plc at 30 September 2000. For accounting purposes, the demerger was treated as a disposal of the UK energy business with effect from that date. Following the demerger International Power plc changed its accounting reference date from 31 March to 31 December. To assist readers of these accounts, a proforma profit and loss account for the year ended on 31 December 2000 has been presented. This proforma statement is as presented in the five year summary contained within the International Power plc 2000 Annual Report and Accounts, after adjusting for the change in the basis on which turnover is recorded as described in Note 2 Geographical segmental analysis.

2. Geographical segmental analysis

	Year ended 31 December 2001	Year ended 31 December 2000	Nine months ended 31 December 2000		
		Proforma	Continuing	Discontinued	Group

	£m	£m	£m	£m	£m
Turnover					
North America (1)	237	150	115	-	115
Europe and Middle East (2)	521	534	405	1,578	1,983
Australia	194	133	106	-	106
Rest of World (3)	151	185	136	-	136
	1,103	1,002	762	1,578	2,340
Less: turnover of joint ventures	(139)	(110)	(96)	(5)	(101)
Less: turnover of associates	(407)	(496)	(382)	-	(382)
	557	396	284	1,573	1,857
Profit before interest and taxation (excluding exceptional items)					
North America	93	43	34	-	34
Europe and Middle East	141	128	88	166	254
Australia	72	53	46	-	46
Rest of World	48	40	33	-	33
	354	264	201	166	367
Corporate costs	(28)	(43)	(34)	(46)	(80)
	326	221	167	120	287

Acquisitions in the period

The results for the year ended 31 December 2001 include the results of Rugeley, which was acquired on 13 July 2001. The results recorded above include turnover and operating profit of £22m, and £10m respectively, in relation to the acquisition.

Disposals in the period

The results for the year ended 31 December 2001 include the results of UFG, which was disposed of on 25 July 2001. The results recorded above include turnover and operating profit of £110m and £28m respectively.

Notes

1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to £80 million (nine months and year ended 31 December 2000: £28 million). These amounts have previously been disclosed in turnover and have been restated and included in net operating costs.

2. Turnover for Europe and Middle East for the year ended 31 December 2000

has been reduced by £76 million to reflect a change in the basis on which turnover is recorded.

3. Rest of World turnover for the year ended 31 December 2000 includes £20 million that relates to businesses now classified as trade investments.

3. Exceptional items

	Year ended 31 December 2001	Year ended 31 December 2000 Proforma	Nine months ended 31 December 2000		
			Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Net operating exceptional items credited / (charged):					
Release of a provision in respect of an onerous property lease	8	-	-	-	-
Bank guarantee charge in respect of a trade investment	(10)	-	-	-	-
Impairment provisions	-	(61)	-	-	-
Gas swaps and hedges	-	(9)	-	-	-
Plant closure provision charge	-	-	-	(21)	(21)
Buyout of PPA contract	-	-	-	(206)	(206)
Reorganisation costs	-	(1)	-	-	-
Net operating exceptional items	(2)	(71)	-	(227)	(227)
Non operating exceptional items credited / (charged):					
Sale of Spanish operations (UFG)	30	-	-	-	-
Sale / termination of Chinese operations	2	(25)	(25)	-	(25)
Demerger costs	-	(49)	(49)	(4)	(53)
Restructuring costs	-	(25)	(25)	(2)	(27)
Non operating exceptional items	32	(99)	(99)	(6)	(105)

Exceptional interest payable and similar charges					
Australian refinancing charges	(29)	-	-	-	-
	=====	=====	=====	=====	=====
Total exceptional items	1	(170)	(99)	(233)	(332)
	=====	=====	=====	=====	=====

4. Dividends

The demerger dividend of £392 million represents the book value of the net assets of the UK energy business as at the date of demerger, which were distributed to shareholders in the form of ordinary shares in Innogy Holdings plc in September 2000.

5. Earnings per share

	Year ended 31 December 2001	Year ended 31 December 2000 Proforma	Nine months ended 31 December 2000 Continuing	Discontinued	Group
Earnings / (loss) per share (pence)					
Basic					
excluding exceptional items	12.8p	7.3p	5.5p	8.0p	13.5p
including exceptional items	12.9p	(7.9p)	(3.4p)	(12.8p)	(16.2p)
	=====	=====	=====	=====	=====
Diluted					
excluding exceptional items	12.5p	7.3p	5.5p	8.0p	13.5p
including exceptional items	12.6p	(7.9p)	(3.4p)	(12.8p)	(16.2p)
	=====	=====	=====	=====	=====
Earnings (£ millions)					
Net profit for the period before exceptional items	143	82	61	90	151
Exceptional items	1	(170)	(99)	(233)	(332)
	-----	-----	-----	-----	-----
	144	(88)	(38)	(143)	(181)
Reduction in interest charge if the Convertible US Dollar Bonds 2005 are converted	7	-	-	-	-
	-----	-----	-----	-----	-----
Earnings taking into account	151	(88)	(38)	(143)	(181)

applicable dilutive instruments					
	=====	=====	=====	=====	=====
Number of ordinary shares (millions)					
Weighted average number of ordinary shares	1,117.5	1,121.0	1,116.9	1,116.9	1,116.9
Dilutive effect of the share save schemes	0.3	-	-	-	-
Dilutive effect of the 2% Convertible US Dollar Bonds 2005	83.8	-	-	-	-
	-----	-----	-----	-----	-----
Weighted average number of ordinary shares taking into account applicable dilutive instruments	1,201.6	1,121.0	1,116.9	1,116.9	1,116.9
	=====	=====	=====	=====	=====

6. Statutory Accounts

The financial information set out above does not constitute the Group's statutory accounts for the year ended 31 December 2001 and the nine months ended 31 December 2000 but is derived from those accounts. Statutory accounts for the nine months ended 31 December 2000 have been delivered to the registrar of companies, and those for the year ended 31 December 2001 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

7. Annual Report and Accounts

Copies of the full Annual Report and Accounts for the nine months ended 31 December 2000 and the preliminary statement for the year ended 31 December 2001 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipinvestor.relations@ipplc.com. Telephone: 020 7320 8600. The Annual Report and Accounts for the year ended 31 December 2001 will be sent to shareholders shortly and will be available from the Company's website.

International Power plc
Consolidated Profit and Loss Account
For the three months ended 31 December 2001

	Quarter ended 31 December 2001	Quarter ended 31 December 2000	Nine months ended 31 December 2000	Year ended 31 December 2000

			Proforma (1)	Proforma (2)	Proforma (3)
		£m	£m	£m	£m
Turnover: Group and share of joint ventures and associates	2	243	265	762	1,002
Less: share of joint ventures' turnover		(37)	(32)	(96)	(110)
Less: share of associates' turnover		(66)	(148)	(382)	(496)
Group turnover		140	85	284	396
Net operating costs:					
Ordinary		(101)	(62)	(225)	(323)
Exceptional	3	(2)	-	-	(71)
Operating profit		37	23	59	2
Share of operating profit in:					
Joint ventures		7	(2)	14	18
Associates		40	36	94	130
Total operating profit	2	84	57	167	150
Non operating exceptional items	3	2	-	(99)	(99)
Profit on ordinary activities before interest and taxation		86	57	68	51
Net interest payable and similar charges					
Group - ordinary		(30)	(18)	(37)	(46)
Group - exceptional	3	(29)	-	-	-
Joint ventures		(3)	(4)	(10)	(13)
Associates		(6)	(8)	(34)	(45)
		(68)	(30)	(81)	(104)
Profit / (loss) on ordinary activities before taxation		18	27	(13)	(53)
Taxation		(15)	(7)	(21)	(29)
Profit / (loss) on ordinary activities after taxation		3	20	(34)	(82)
Minority interests - equity		2	2	(4)	(6)

	Note				
Profit / (loss) for the financial period		5	22	(38)	(88)
Demerger dividend	4	-	-	(392)	(392)
Retained profit / (accumulated loss) for the financial period		5	22	(430)	(480)
Earnings / (loss) per share	5				
Basic					
excluding exceptional items		3.0p	2.0p	5.5p	7.3p
including exceptional items		0.4p	2.0p	(3.4p)	(7.9p)
Diluted					
excluding exceptional items		3.0p	2.0p	5.5p	7.3p
including exceptional items		0.4p	2.0p	(3.4p)	(7.9p)

1. The proforma profit and loss account for the three months ended 31 December 2000 represents the continuing business of International Power plc. It has not been previously published and has been prepared from the management accounts (see Note 1 Basis of preparation).

2. The proforma profit and loss account for the nine months ended 31 December 2000 represents the continuing business as presented in the audited financial statements for the nine months ended 31 December 2000 (see Note 1 Basis of preparation).

3. The proforma profit and loss account for the year ended 31 December 2000 is as presented in the five year summary contained within the International Power plc 2000 Annual Report (see Note 1 Basis of preparation).

Consolidated Balance Sheet
As at 31 December 2001

	31 December 2001 £m	31 December 2000 £m
Fixed assets		
Intangible assets	(26)	(26)
Tangible fixed assets	2,648	2,214
Fixed asset investments	515	824
Total fixed assets	3,137	3,012
Current assets		
Stocks	25	21
Debtors	158	132
Investments	47	-

Cash at bank and in hand	596	107
Total current assets	826	260
Creditors: amounts falling due within one year	(615)	(358)
Net current assets / (liabilities)	211	(98)
Total assets less current liabilities	3,348	2,914
Creditors: amounts falling due after more than one year	(1,436)	(1,101)
Provisions for liabilities and charges	(60)	(78)
Net assets	1,852	1,735
Capital and reserves		
Shareholders' funds - equity	1,825	1,683
Minority interests - equity	27	52
Total equity	1,852	1,735
Net debt	(897)	(1,071)
Gearing	48.4%	61.7%
Debt Capitalisation	32.6%	38.2%

The gearing percentage represents net debt as a proportion of net assets. The debt capitalisation percentage represents net debt as a percentage of net assets plus net debt.

Consolidated Cash Flow Statement
For the quarter ended 31 December 2001

	Quarter ended 31 December 2001 £m	Nine months ended 31 December 2000 Proforma * £m
Net cash inflow / (outflow) from operating activities	114	(10)
Dividends received from joint ventures and associates	17	21
Operating cash flow	131	11
Returns on investments and servicing of finance	(7)	(44)
Taxation	(4)	(10)
Capital expenditure and financial investment	(76)	(576)
Acquisitions and disposals	(1)	(42)
Equity dividends paid	-	(116)

Net cash inflow / (outflow) before management of liquid resources and financing activities	43	(777)
Management of liquid resources	(48)	1,178
Financing activities	88	90
	-----	-----
Increase in cash in the period	83	491
	=====	=====

Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
For the quarter ended 31 December 2001

	Quarter ended 31 December 2001	Nine months ended 31 December 2000 Proforma *
	£m	£m
Increase in cash in the period	83	491
Cash inflow from increase in debt and lease financing	(88)	(86)
Cash outflow / (inflow) from increase / (decrease) in liquid resources	48	(1,178)
	-----	-----
Change in net debt resulting from cash flows	43	(773)
Translation differences	-	(32)
Other non-cash movements	(13)	(5)
	-----	-----
Movement in net debt in the period	30	(810)
Net debt at the start of the period	(927)	(261)
	-----	-----
Net debt at the end the period	(897)	(1,071)
	=====	=====

* The proforma cash flow statement for the nine months ended 31 December 2000 is derived from the continuing business information presented in the statutory accounts for that period (see Note 1 Basis of preparation).

Notes to the Accounts
Quarter ended 31 December 2001

1. Basis of preparation

The accounts for the three months ended 31 December 2001 have been prepared using the same accounting policies as those adopted for the statutory nine month period ended 31 December 2000, except for the reclassification of Liquidated Damages from turnover to other operating income as stated in Note 2.

International Power plc (previously National Power PLC) demerged its UK energy business (now owned by Innogy Holdings plc) resulting in shareholders owning shares in both International Power plc and Innogy Holdings plc at 30 September 2000. For accounting purposes, the demerger was treated as a disposal of the UK energy business with effect from that date. Following the demerger International Power plc changed its accounting reference date from 31 March to 31 December. To assist readers of the quarterly accounts, a proforma profit and loss account for the three months ended on 31 December 2000 has been presented. This proforma statement has been prepared from the management accounts and only represents the continuing business of International Power plc and has not been subject to review by the auditors. The financial information included for the three months ended 31 December 2000 and 2001 is unaudited.

The financial information included for the nine months ended 31 December 2000 is derived from the continuing business information presented in the statutory accounts for that period, which have been delivered to the Registrar of Companies. The auditors have reported on the nine months ended 31 December 2000 accounts, their report was unqualified and did not contain statements under Section 237 (2) or under Section 237 (3) of the Companies Act 1985.

The proforma profit and loss account for the year ended 31 December 2000 is as presented in the five year summary contained within the International Power plc 2000 Annual Report and Accounts, after adjusting for the change in the basis on which turnover is recorded described in Note 2 Geographical segmental analysis.

2. Geographical segmental analysis

	Quarter ended 31 December 2001 £m	Quarter ended 31 December 2000 Proforma £m	Nine months ended 31 December 2000 Proforma £m	Year ended 31 December 2000 Proforma £m
Turnover				
North America (1)	40	41	115	150
Europe and Middle East (2)	127	162	405	534
Australia	51	34	106	133
Rest of World (3)	25	28	136	185
	243	265	762	1,002
Less: turnover of joint ventures	(37)	(32)	(96)	(110)
Less: turnover of associates	(66)	(148)	(382)	(496)
	140	85	284	396
Profit before interest and taxation (excluding exceptional items)				
North America	21	15	34	43
Europe and Middle East	30	31	88	128
Australia	17	15	46	53
Rest of World	23	11	33	40
	91	72	201	264
Corporate costs	(5)	(15)	(34)	(43)
	86	57	167	221

Notes

1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to £34 million (three months ended 31 December 2000: £9 million; nine months and year ended 31 December 2000: £28 million). *These amounts have previously been disclosed in turnover and* have been restated and included in net operating costs.

2. Turnover for the Europe and Middle East for the nine months and year ended 31 December 2000 has been reduced by £76 million to reflect a change in the basis on which turnover is recorded.

3. Rest of World turnover for the year ended 31 December 2000 includes £20 million that relates to businesses now classified as trade investments.

3. Exceptional items

	Quarter ended 31 December 2001	Quarter ended 31 December 2000 Proforma	Nine months ended 31 December 2000 Proforma	Year ended 31 December 2000 Proforma
	£m	£m	£m	£m
Net operating exceptional items credited / (charged):				
Release of a provision in respect of an onerous property lease	8	-	-	-
Bank guarantee charge in respect of a trade investment	(10)	-	-	-
Impairment provisions	-	-	-	(61)
Gas swaps and hedges	-	-	-	(9)
Reorganisation costs	-	-	-	(1)
Net operating exceptional items	(2)	-	-	(71)
Non operating exceptional items credited / (charged):				
Sale / termination of Chinese operations	2	-	(25)	(25)
Demerger costs	-	-	(49)	(49)
Restructuring costs	-	-	(25)	(25)
Non operating exceptional items	2	-	(99)	(99)
Exceptional interest payable and similar charges				

Australian refinancing charges	(29)	-	-	-
Total exceptional items	(29)	-	(99)	(170)

4. Dividends

The demerger dividend of £392 million represents the book value of the net assets of the UK energy business as at the date of demerger, which were distributed to shareholders in the form of ordinary shares in Innogy Holdings plc in September 2000.

5. Earnings per share

	Quarter ended 31 December 2001	Quarter ended 31 December 2000	Nine months ended 31 December 2000	Year ended 31 December 2000 Proforma
Earnings / (loss) per share (pence)				
Basic				
excluding exceptional items	3.0p	2.0p	5.5p	7.3p
including exceptional items	0.4p	2.0p	(3.4p)	(7.9p)
Diluted				
excluding exceptional items	3.0p	2.0p	5.5p	7.3p
including exceptional items	0.4p	2.0p	(3.4p)	(7.9p)
Earnings (£ millions)				
Net profit for the period before exceptional items	34	22	61	82
Exceptional items	(29)	-	(99)	(170)
	5	22	(38)	(88)
Reduction in interest charge if the Convertible US Dollar Bonds 2005 are converted	2	-	-	-
Earnings taking into account applicable dilutive instruments	7	22	(38)	(88)
Number of ordinary shares (millions)				
Weighted average	1,117.6	1,117.5	1,116.9	1,121.0

number of ordinary shares				
Dilutive effect of the share save schemes	0.1	-	-	-
Dilutive effect of the 2% Convertible US Dollar Bonds 2005	84.0	-	-	-
Weighted average number of ordinary shares taking into account applicable dilutive instruments	1,201.7	1,117.5	1,116.9	1,121.0

International Power plc
Consolidated Profit and Loss Account
For the year ended 31 December 2001

	Quarter ended 31 December 2001	Quarter ended 30 September 2001	Quarter ended 30 June 2001	Quarter ended 31 March 2001
	£m	£m	£m	£m
Turnover: Group and share of joint ventures and associates	243	290	285	285
Less: share of joint ventures' turnover	(37)	(24)	(33)	(45)
Less: share of associates' turnover	(66)	(92)	(129)	(120)
Group turnover	140	174	123	120
Operating costs				
Ordinary	(101)	(117)	(88)	(86)
Exceptional	(2)	-	-	-
Operating profit	37	57	35	34
Share of operating profit in:				
Joint ventures	7	3	6	11
Associates	40	28	30	36
Total operating profit	84	88	71	81
Non operating exceptional items	2	30	-	-
Profit on ordinary activities before interest and taxation	86	118	71	81
Net interest payable and similar charges				

Group - ordinary	(30)	(20)	(18)	(8)
Group - exceptional	(29)	-	-	-
Joint ventures	(3)	(3)	(4)	(4)
Associates	(6)	(7)	(9)	(11)
	(68)	(30)	(31)	(23)
Profit on ordinary activities before taxation	18	88	40	58
Taxation	(15)	(16)	(10)	(17)
Profit on ordinary activities after taxation	3	72	30	41
Minority interests - equity	2	(1)	(2)	(1)
Retained profit for the financial period	5	71	28	40
Earnings per share				
Basic				
excluding exceptional items	3.0p	3.7p	2.5p	3.6p
including exceptional items	0.4p	6.4p	2.5p	3.6p
Diluted				
excluding exceptional items	3.0p	3.6p	2.5p	3.5p
including exceptional items	0.6p	6.1p	2.5p	3.5p

Geographical segmental analysis

	Quarter ended 31 December 2001 £m	Quarter ended 30 September 2001 £m	Quarter ended 30 June 2001 £m	Quarter ended 31 March 2001 £m
Turnover				
North America	40	96	59	42
Europe and Middle East	127	108	140	146
Australia	51	48	42	53
Rest of World	25	38	44	44
	243	290	285	285
Less: turnover of joint ventures	(37)	(24)	(33)	(45)

Less: turnover of associates	(66)	(92)	(129)	(120)
	-----	-----	-----	-----
	140	174	123	120
	=====	=====	=====	=====
Profit before interest and taxation (excluding exceptional items)				
North America	21	36	24	12
Europe and Middle East	30	28	35	48
Australia	17	17	13	25
Rest of World	23	14	8	3
	-----	-----	-----	-----
	91	95	80	88
Corporate costs	(5)	(7)	(9)	(7)
	-----	-----	-----	-----
	86	88	71	81
	=====	=====	=====	=====

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER plc

Date: 19 March 2002

By

Stephen Ramsay
Company Secretary